April 16, 2012	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS FIRST QUARTER 2012 PRODUCTION

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) reports first quarter (“Q1”) production at its two wholly-owned Mexican silver mining operations, Guanajuato and Topia. Metal production continues to improve and, at 557,667 silver equivalent ounces (“Ag eq oz”), was up 2% over the fourth quarter of 2011. Silver production totaled 359,526 oz and silver metal recovery at the Guanajuato plant reached an all-time high of 90.1% .. As well, a quarterly record of gold production was achieved with 2,729 ounces (oz) produced.

The following summarizes the production results and highlights for Q1 2012 compared to Q4 2011:

  Metal production up 2% to 557,667 Ag eq oz.

  Silver production up 1% to 359,526 ounces (“Ag oz”).

  Record gold production up 20% to 2,729 ounces (“Au oz”).

  Record plant silver recovery of 90.1% at Guanajuato, up from 89.1%.

  Improvement of ore grades at Guanajuato to 213g/t Ag and 2.30g/t Au.

  New developments on the gold-rich Santa Margarita vein at Guanajuato yielded over 2,000 tonnes grading 8.8g/t Au at the 455 metre level and 2,000 tonnes grading 5.2g/t Au from the 470 metre level.

  Secured concentrate sales contracts for planned 2012 production.

  Record mining and plant throughput at Topia of 12,404 tonnes, up 3%.

Ore processed at the two operations, at 51,198 tonnes, was down by 2% from Q4 2011. However, due to improved ore grades at Guanajuato and improved metallurgical recoveries at both operations, metal production, at 557,667 Ag eq oz, improved by 2% from Q4 2011, but was down by 8% compared to Q1 2011. Individual metals produced include 359,526 Ag oz, 2,729 Au oz, 446,700 pounds lead (“Pb lbs”) and 686,700 pounds zinc (“Zn lbs”).

Guanajuato ore grades continued to improve and, at 213g/t Ag and 2.30g/t Au (351g/t Ag Eq), were up by 11% from Q4 2011 (207g/t Ag and 1.84g/t Au) and by 21% compared to the average for 2011 (199g/t Ag and 1.52g/t Au).

Topia ore grades remained low through February, but were above plan in March. The positive trend is expected to continue through 2012 with new, additional developments on higher grade veins.

During the first quarter of 2012 the company drilled a total of 15,155 metres from surface and underground at the Guanajuato and Topia Mine operations, as well as the two exploration projects of San Ignacio and Santa Rosa.

Guanajuato Mine Complex

The Guanajuato operation processed 38,794 tonnes (down 3% from Q4 2011) at ore grades of 213g/t Ag and 2.03g/t Au (an 11% increase). Metal production included 239,305 Ag oz and 2,615 Au oz (a record) or 396,192 Ag eq oz, up 8% from Q4 2011. Plant metallurgical performance was excellent, with metal recoveries of 90.1% for silver (a record) and 91.2% for gold.

The significant improvement in ore grades continued with further development of the high-grade, Deep Cata area and from improved gold production from new development of the Santa Margarita vein.

Development of higher-grade Deep Cata, at the 510 metre level, yielded 8,900 tonnes grading 363g/t Ag and 1.64g/t Au, which constituted 30% of total metal production. Development continues on all ore-zones to define their full extent before commencing stoping. A ramp is being driven to access the 525 metre level later in the second quarter of 2012.

Elsewhere on the Cata vein system, extraction of a sill pillar (5,700 tonnes at 317g/t Ag and 1.69g/t Au) at the 390 metre level was successfully completed using the longhole mining method. This method is suited to the recovery of remnant pillars, where safe access is limited, and will be used again in the second quarter to recover another sill pillar at the 470 metre level and to continue the recovery of ore pillars above the 390 metre level. An underground loader has been equipped for remote ore loading to facilitate the full recovery of the broken ore.

Production from the gold-rich Santa Margarita vein continued to improve resulting in record gold production. New exploratory development on the 455 and 475 metre levels produced 2,000 tonnes from each level at grades of 8.8g/t Au and 5.2g/t Au, respectively. Stoping at the 400 metre level continued (2,500 tonnes at 6.0g/t Au). Further increases in gold production are expected from Santa Margarita throughout 2012.

Production from the lower grade Los Pozos zone continued with modest grade improvements evident in two of the three production levels. Ore produced totaled over 16,000 tonnes at grades of 193g/t Ag and 0.74g/t Au. No ore was produced from the uppermost stope however, diamond drilling was successful in identifying a small orebody offset and production will continue in Q2. The access ramp is being deepened to the 430 metre level to facilitate a fourth production level.

Production stoping of the Guanajuatito North Zone continued from the 120 and 160 metre levels with ore production totaling 3,730 tonnes at grades of 137g/t Ag and 1.06g/t Au. Ramp access is being extended to the 200 metre level. Grades are expected to improve significantly below the 200 metre level, later in 2012, based upon exploration drilling results.

Development at Valenciana continues on two fronts to provide:

1)	Haulage access connecting the Cata ore hoisting shaft and the newly discovered, deeper extensions of the Guanajuatito North zone at 390 metre level by Q4 2012; and
2)

Up-ramp access from the 320 metre level to the 285 and 245 metre levels of the historically very rich, 18th and 19th century workings of Valenciana, later in Q3. Once this access is complete, these levels will be explored for zones of un-mined silver-gold mineralization.

The Guanajuato plant achieved excellent silver and gold recoveries of 90.1% and 91.2%, respectively, while the concentrate quality was 9,920g/t Ag and 108g/t Au. Silver recovery of 90.1% is a record for Guanajuato. A small re-grind mill has been installed complete with pumps and cyclones to provide for regrinding of the re-circulating load (i.e. the recirculated rejected material from the cleaner cells and products from all the scavenger cells in the flotation circuit), which is expected to yield yet further improved performance going forward.

The Company has secured new concentrate sales contracts for fiscal 2012’s planned production and is also planning to test material with other potential buyers throughout the year to ensure there are multiple avenues available to sell its concentrate.

Underground diamond drilling at Guanajuato is ongoing on 50 metre exploration centres at Guanajuatito and Valenciana, while more production detailed 25 metre centre drilling is ongoing at Santa Margarita, Los Pozos, and Cata. Forty-nine holes were completed during the quarter, for a total of 6,010 metres.

Drilling tested the potential of the following:

(1)	Valenciana area – eight holes completed for 1,671 metres,
(2)	Guanajuatito North Zone area – eight holes completed for 2,301 metres,
(3)	Santa Margarita area – 11 holes completed for 1,238 metres,
(4)	Deep Cata area – nine short holes completed for 426 metres,
(5)	Other Production Areas – 13 short holes completed for 374 metres.

The Deep Cata short-hole drilling continued to help define the extensions to the high grade veins between the 500 and 530 metre levels. Intersections into the Alto 1 zone include 3.7 metres grading 911g/t silver and 2.02g/t gold in UG12-159, and 5.8 metres grading 992g/t silver and 3.05g/t gold in UG12-165.

Drilling at Guanajuatito is expanding a new discovery approximately 100 metres to the northwest from current workings around the 160 metre level. This new zone is open both up and down dip and to the northwest. Intersections in this new zone include 1.65 metres grading 163g/t silver and 0.56g/t gold in UGG12-056, and 4.4 metres grading 285g/t silver and 2.61g/t gold in UGG12-061.

Drilling at Santa Margarita continued to improve ore definition of the multiple gold-rich veins and stockworks and hence guide the mine development. Eleven holes were completed, defining the main zone and various footwall zones for development between the 435 to 475 levels. Further drilling will be completed during the second and third quarter to the south and to test the depth extents. Highlights include 3.0 metres grading 22.03g/t gold and 40g/t silver in one of the footwall breccias and an intersection from the Santa Margarita breccia of 3.45 metres grading 3.61g/t gold and 504g/t silver, both in hole UGSM12-022.

Several holes were drilled into the upper portion of the Los Pozos zone, including 18.0 metres grading 284g/t silver and 1.24g/t gold in UGM12-018.

Exploratory drilling at depth in Valenciana has started to outline new ore-grade mineralization. Results will be released in due course.

Topia Mine

The Topia operation reported reduced metal production of 120,221 Ag oz, 114 Au oz, 446,700 Pb lbs, and 686,700 Zn lbs from milling 12,404 tonnes of ore, up by 3% from Q4 2011 and another processing record. This equates to 161,475 Ag eq oz, which is 10% down from Q4 2011.

Metal production was down due to lower overall ore grades of 326g/t Ag, 0.45g/t Au, 1.71% Pb and 2.73% Zn and to lower plant throughput towards the end of the quarter. In terms of silver equivalents, the grade of 14.32 Ag Eq oz per tonne was 6% down against the grades for Q4 2011.

Plant metallurgical performance was satisfactory and generally improved according to the lower ore quality. Silver recovery was 92.4%, gold recovery was 63.5%, lead recovery was 95.3% and zinc recovery was 91.8% . Silver contained in the lead concentrate averaged 8,757g/t with lead at 49.8%, while the zinc concentrate averaged 53.4% Zn and 636g/t Ag. In addition to processing the Company’s ore, 2,173 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down.

The processing plant throughput was scheduled to be higher, but was restricted in the latter part of the quarter due to the severe water shortage in Central Mexico, which resulted in limiting the water supply to the plant. As such, the current capacity is limited to 160 tonnes per day as compared to 220 tonnes per day in Q4 2011. The processing plant requires make-up water which is typically drawn from ground water seepage in the mines. Several initiatives to enhance water recovery from the many mines in the district have been actioned which kept the plant at capacity until early March. No improvement in plant capacity is expected until the rainy season starts, which is anticipated in June or July. Meanwhile, mining is continuing at the same rate and ore will be stockpiled for processing once a higher plant capacity is achieved.

The lower overall ore grades have resulted from lower vein grades encountered in the San Gregorio, El Rosario and El Ochenta vein operations, which account for approximately 43% of Topia’s production. Recent vein sampling at new developments in El Rosario and El Ochenta has indicated an improvement in ore quality. In addition, development on two newly discovered veins, Las Higueras and Oxidada, near the San Gregorio vein, has yielded excellent ore grades. The metal grades of ore processed in March were much improved, including a silver grade of 469g/t Ag.

Exploratory development to access the veins at the 1630 metre elevation (Mina 5 on San Gregorio, and at El Rosario) has proven successful. At the Durangueno mine, the San Gregorio vein is being mined at the 1475 and 1510 metre elevations. The higher grade, Las Higueras and Oxidada veins are also being developed from the 1475 and 1510 metre levels. As there are currently limited Mineral Resources defined, and no previous exploitation, between the 1475 and 1660 metre elevations, these developments will provide for additional production and add new Mineral Resources.

Exploratory development at the La Prieta mine continues and the first small stopes are being prepared for production. This is a past producing mine with modest Inferred Mineral Resources and large exploration potential. An up-ramp is being driven to provide access to higher grade parts of the veins. The expansion of production in this new mine will add to current production through the balance of 2012.

At the Argentina mine, ramp development has been completed to the third level and continues towards the fourth level. Production mining from the third level will also contribute to an increase in production for 2012.

A total of 668 metres of underground diamond drilling was completed in 16 diamond drill holes. Drilling was carried out to test for additional resources on many vein structures including Don Benito, Veta Madre, San Jorge, Recompensa and La Prieta.

The surface drilling program continued with the completion of 14 diamond drill holes for a total of 2,250 metres. Drill targets included the Australia, Argentina, Oxidada and Las Higueras veins.

The highlight of the program has been the geological modelling and subsequent successful drill testing of the Las Higueras vein, located within 50 to 100 metres north of the mining on the San Gregorio vein. The initial two holes of 2012 included an intersection of 0.6 metres grading 855g/t silver, 0.12g/t gold, 3.38% lead, and 21.69% zinc in ST12-169, and an intersection of 0.95 metres grading 1,411g/t silver, 0.18g/t gold, 1.34% lead and 3.41% zinc in ST12-170.

Underground drilling at the Topia Mine was focused on advancing production at the 1,522, San Miguel, La Prieta, and Argentina Mines.

San Ignacio Project

The San Ignacio Project covers approximately four kilometres of strike length on the La Luz vein system, which is parallel to, and five kilometres west of, the principal Veta Madre structure that hosts the Company’s Guanajuato Mine Complex.

An initial, NI 43-101 compliant, Mineral Resource estimate has been published (see Company news release of October 11, 2011). The estimate comprises Inferred Mineral Resources of 611,000 tonnes at

127g/t silver and 2.05g/t gold (4,494,000 Ag eq oz), using a 118g/t Ag eq cut-off grade. A Mineral Resource update is expected in Q2 2012.

During the first quarter of 2012 a total of 4,535 metres of drilling in 18 holes was completed on the San Ignacio project. This was sufficient to infill, and to extend the combined strike length of the four dominate veins to 700 metres. The first 73 drill holes on the project, dating back to 2010, form the basis for the second version of the San Ignacio mineral resource estimate, currently in preparation. Subsequent drilling from 50-150 metres south of the above area shows the continuation of three of these structures (Melladito, Intermediate, and Nombre de Dios) in that direction.

Highlights of the 2012 San Ignacio drilling, from section 1000N, include an intersection from the Nombre de Dios 2 vein of 3.9 metres (2.99 metres true width) grading 195g/t silver and 3.70g/t gold in ESI12-067. Fill-in hole ESI12-073 includes an intersection from the Intermediate vein of 4.3 metres (2.76 metres true width) grading 252g/t silver and 3.97g/t gold, and an intersection from the Melladito vein of 4.70 metres (2.70 metres true width) grading 102g/t silver and 1.95g/t gold.

Two drills are on the site and will extend the explored area a further 300 metres to the south plus explore a new area of 600 metres strike length on the San Antonio claim to the far south of the property.

Santa Rosa Project

Five holes totalling 1,653 metres were completed at the Santa Rosa Project during the first quarter of 2012. Although the drilling intersected some of the target structures mapped on surface, only anomalous gold and silver values were observed in the diamond drill holes, mainly associated with quartz and epidote stringers. These anomalous intercepts are exemplified by DDH ESR12-005, which returned intersections of 55g/t Ag and 0.74g/t Au over 1 metre, and 4g/t Ag and 0.73g/t Au over 1.2 metres.

Intense alteration, shearing and some of the best silver-arsenic geochemistry was intersected in the northern most drill hole (ESR12-004), and this area and north (a known gossanous area) will be detailed during the summer. Further detailed mapping and sampling will be continued on the main block of the Santa Rosa claims as well. It is possible that the holes were targeted either too high or too low in the epithermal system and the results will be integrated with additional field work before a follow-up drill program is planned.

Outlook

The Company has provided guidance for metal production growth of approximately 20% year on year from its two wholly owned Mexican silver operations. The Company estimates metal production in the range of 2.50 to 2.75 million silver equivalent ounces for fiscal 2012.

First quarter production, at 0.56 million silver equivalent ounces, demonstrates only modest growth over Q4 2011 but production for the remainder of the year is expected to continue to grow and the 20% growth target for 2012 remains.

At Guanajuato:

1.

Ore grades for Q1, at 213g/t Ag and 2.30g/t Au, represents a 21% increase over the average for 2011. Mining of the high grade Deep Cata and the gold-rich Santa Margarita ore bodies has already demonstrated the potential to maintain and build on this improvement. Further expansions of production from these areas are planned in 2012.

2.	Plant metallurgy has already achieved record metal recovery and further improvement modifications are planned.
3.	Plant capacity is more than sufficient to handle any increases in throughput.

At Topia:

1.

Ore grades for Q1, at 326g/t Ag, 0.45g/t Au, 1.71% Pb and 2.73% Zn, represent a decrease of 16% in terms of silver equivalents from 2011 and were the primary reason for the shortfall in production from Topia. This was a temporary issue as ore grades for March improved to well above the average for 2011 and new vein developments support higher grades continuing through 2012.

2.

The extreme dry season has caused plant capacity to be limited to 160 tonnes from 220 tonnes per day, a reduction of almost 30%. Custom milling throughput has been reduced and ore will be stockpiled for processing later in the year such that there is currently little or no plant capacity shortfall anticipated for the year.

3.	Improvement modifications, including additional flotation cells, have been completed to facilitate improved metallurgical performance.
4.	The capacity of the processing plant is being further increased as of Q3, to 300 tonnes per day, sufficient to process the stockpiled ore to year end.

Exploration & Development:

1.

San Ignacio: A NI 43-101 compliant initial Mineral Resource Estimate of 4.5 million Ag eq oz was released after drilling 24 diamond core holes covering a strike length of 350 metres. The explored strike length has doubled to date and a resource update is expected in Q2 2012. The San Ignacio Project is expected to realize its potential during 2012 with an intensive exploration and mine development program being planned and is expected to add to the production growth potential for 2013. The permitting process for a new ramp is well underway.

In terms of contained metals, the Company's estimated ranges for 2012 are as follows:

  Silver: 1.72 to 1.90 million ounces, up from 1.495 million ounces in 2011
  Gold: 10,000 to 11,000 ounces, up from 8,015 ounces in 2011
  Lead: 2.50 to 2.80 million pounds, up from 2.07 million pounds in 2011
  Zinc: 3.30 to 3.60 million pounds, up from 2.90 million pounds in 2011

(Silver equivalents for 2012 have been established using prices of US$1,680/oz Au; US$28/oz Ag; and US$0.85/lb for Pb and Zn).

Robert F. Brown, P.Eng., Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine Complex and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther Silver and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 669 0384 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.